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bgllp.com
February 19, 2008
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Batesville Holdings, Inc. Registration Statement on Form 10 File No. 001-33794
Ladies and Gentlemen:
On behalf of Batesville Holdings, Inc. (the “Registrant”), we are responding to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated January 25, 2008, with respect to Amendment No. 1 to the Registration Statement referred to above (the “Registration Statement”) and the related Information Statement (the “Information Statement”).
The Registrant today has filed through EDGAR Amendment No. 2 to the Registration Statement. A revised Information Statement is included as Exhibit 99.1 to Amendment No. 2 to the Registration Statement.
For your convenience, we have repeated in bold type the Staff’s comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Certain terms used in this letter that are defined in the Information Statement have the meanings given to those terms in the Information Statement.

United States Securities and Exchange Commission
February 19, 2008

Information Statement
General
Prior Comment No. 6
1.	We note your response to our prior comment. Please be advised that we may have additional comments once we review the requested pro forma financial statements.

Response: Original Hillenbrand has included the requested pro forma financial statements in a Form 8-K filed by Original Hillenbrand with the Commission on February 19, 2008. In the Information Statement, under the heading “Incorporation by Reference of Information about Original Hillenbrand,” the Registrant has (i) specifically incorporated this Form 8-K by reference and (ii) specifically referred to the pro forma financial statements. The Registrant believes that this approach provides investors with full access to the Original Hillenbrand pro forma financial statements without the potential for confusion that could result from the inclusion of the Original Hillenbrand pro forma financial statements in the Information Statement, which otherwise contains financial statements and financial information only of New Hillenbrand.
Questions and Answers about the Separation and Distribution, page iii
What are the U.S. federal income tax consequences..., page v
2.	We note your response to comment 2 in our letter dated November 30, 2007. However, you must clearly provide current disclosure regarding the tax consequences of the transaction to the shareholders. Please delete the words “Original Hillenbrand believes that” the distribution will qualify as a tax-free distribution. Also revise the language which assumes that the distribution is tax-free. Make conforming changes under U.S. Federal Income Tax Consequences of the Distribution. We do not object to your disclosure that the IRS ruling and the opinion of counsel are subject to assumptions and based on the accuracy and completeness of factual representations and statements.

Response: The registrant has revised the disclosure as requested on pages v and 15 of the Information Statement.
The Separation, page 13
U.S. Federal Income Tax Consequences of the Distribution, page 14

United States Securities and Exchange Commission
February 19, 2008

3.	We note your response to comment 4 in our letter dated November 30, 2007 that the opinion to be provided by counsel will not address the tax consequences of the distribution. We further note, however, that on page 14 Original Hillenbrand believes that the distribution will be tax-free based on the combination of the IRS private letter ruling and the opinion of counsel. As previously requested, please supplementally submit a copy of the tax opinion for our review.

Response: The Registrant is supplementally providing with this letter a copy of the expected form of the opinion of counsel.
Interests of Certain Persons in the Separation, page 19
4.	We note your response to comment 5 in our letter dated November 30, 2007. Please quantify in dollars the aggregate amount of equity awards, payments and benefits that all executive officers and directors will receive as a result of the transaction. Provide this information on an individual and group basis. Please also provide disclosure in the Summary section of the filing.

Response: The Registrant has revised the disclosure under “The Separation—Interests of Certain Persons in the Separation” on pages 20-21 of the Information Statement to provide additional detail as requested regarding the adjustment of equity-based awards and other benefits that will be received by the Registrant’s executive officers and directors as a result of the separation and distribution. The Registrant also has added a new subsection in the Summary on page 2 of the Information Statement to provide a summary of these adjustments and benefits, with a cross reference to the more detailed disclosure.
Background of and Reasons for the Separation, page 17
5.	We note your response to comments 13 and 14 in our letter dated November 30, 2007. Please discuss the risks that Original Hillenbrand considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the separation. For example, you state that one of the factors is “the effects of various legal and potential litigation related considerations on the merits or mechanisms of a separation,” but you do not explain how this information impacted the board’s decision. As previously requested, please also clarify what consideration the board gave to the allocation of assets, liabilities, rights, and indemnifications between New and Original Hillenbrand in connection with the distribution and judgment sharing agreements. We note your risk factor

United States Securities and Exchange Commission
February 19, 2008

on page 8 that such agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

Response: The Registrant has revised the disclosure on page 20 of the Information Statement as requested to provide additional detail regarding the consideration the Board gave to the allocation of assets, liabilities, rights and indemnifications, particularly including a discussion of the allocation of potential antitrust litigation liability under the judgment sharing agreement. The Registrant has not included a more detailed discussion of each factor considered by the Board or provided disclosure regarding whether each factor supported or did not support approval of the separation because it is not possible to do so. The Board’s review of the factors relevant to the separation occurred over a long period of time and involved highly detailed analyses at various levels. This review and analysis of each factor therefore could not be summarized concisely in a way that would provide meaningful information to investors. Further, much of the information considered by the Board in evaluating these factors is confidential or attorney-client privileged information, the disclosure of which could cause substantial harm to one or both of the separated companies. Additionally, different members of the Board may have had different personal views regarding the significance and implications of the various factors considered, including different views as to whether a particular factor supported or did not support separation; while the Board supports the transaction, each director’s reasons for supporting the transaction, including how he or she evaluated or weighted each factor, may be different. The Registrant believes that the Information Statement, as revised, provides investors with sufficient information to understand the factors the Board considered in determining to pursue the separation and the benefits the Board believes can be achieved by separating.
U.S. Federal Income Tax Consequences of the Distribution, page 14
6.	We note your response to comment 17 in our letter dated November 30, 2007. Since the tax consequences, including counsel’s opinion, are material to shareholders, please discuss counsel’s tax opinion in greater detail and identify the applicable Internal Revenue Code provisions, regulations and revenue rulings counsel cites in its opinion.

Response: The Registrant has revised the disclosure on page 15 of the Information Statement as requested to provide additional detail regarding the opinion of counsel.

United States Securities and Exchange Commission
February 19, 2008

Unaudited Pro Forma Combined Financial Statements, page 29
Prior Comment No. 20
7.	We appreciate your response to our prior comment. We assume that considerable analysis has been undertaken to estimate these incremental costs. Please provide us with the underlying details of the estimates you developed of the incremental costs associated with operating as a public company, as disclosed on page 29.

Response: The Registrant is supplementally providing with this letter the underlying details developed to estimate the annual incremental costs of operating as a public company. The Registrant hereby requests that all copies of this supplemental material be returned to the Registrant upon completion of the Staff’s review of the material.
Prior Comment No. 21
8.	Please revise page 29, or a note, to state that all of the fees and costs incurred in defense of the antitrust litigation matters are included in the historical combined financial statements of Batesville (New Hillenbrand).

Response: The Registrant has provided the requested disclosure on page 47 of the Information Statement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Factors Impacting our Business—Legal Proceedings.”
Prior Comment No. 22
9.	Please revise page 29, or a note, to disclose that the allocated costs within the historical combined financial statements of Batesville (New Hillenbrand), in combination with the $4-6 million in incremental costs, represent the estimate of the impact of the Distribution Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, and the Shared Services and Transitional Services Agreements described on page 21.

Response: The Registrant has included the requested disclosure on page 3 and pages 30-31 of the Information Statement.
Prior Comment No. 23
10.	We note that you expect pre-tax separation costs of $40-$45 million and only appear to have incurred $12.4 million. The remainder will need to be reflected in the pro forma balance sheets of Old and New Hillenbrand based on how such costs are

United States Securities and Exchange Commission
February 19, 2008

expected to be allocated. In addition, you will need to include the impact of the non-cash combined charge related to the modification of equity based awards. Please see Article 11-02(b) (6) of Regulation S-X.

Response: The Registrant has included the estimated remaining cash separation costs as a reduction of the excess cash that is expected to be transferred to the Registrant from Original Hillenbrand as discussed on page 36 of the Information Statement in Note 12 to the Unaudited Pro Forma Combined Financial Statements, and it is included in the net retained earnings adjustment. In addition, the Registrant has disclosed on page 35 of the Information Statement, in Note 2 to the Unaudited Pro Forma Combined Financial Statements, the expected impact of the non-cash combined charge related to the modification or acceleration of the equity based awards, although this charge will not have a continuing earnings impact. Accordingly, no pro forma adjustment is required on the statement of income until such amount is included within the historical combined financial statements of the Registrant. Estimated remaining cash separation costs are similarly included as a pro forma reduction of cash in the Unaudited Pro Forma Consolidated Balance Sheet of Original Hillenbrand which was filed via Form 8-K on February 19, 2008. The expected impact of the non-cash combined charge related to the modification or acceleration of the equity based awards is also described in the notes to the unaudited pro forma consolidated financial statements of Original Hillenbrand included in the Form 8-K.
Executive Compensation, page 58
Objectives and Principles of Original Hillenbrand’s Executive Compensation Program, page 58
11.	We note your response to comment 25 in our letter dated November 30, 2007. Notwithstanding the multi-factor evaluation for compensation you describe in your response, please revise your disclosure to disclose where actual payments fell within targeted parameters. In addition, to the extent actual compensation was outside a targeted percentile range, please explain why.

Response: The Registrant has revised the disclosure on page 62 of the Information Statement to address the Staff’s comment. Specifically, the Registrant has added disclosure regarding Mr. Camp’s 2007 compensation in relation to targeted parameters. The Registrant has not added such disclosure for the other named executive officers because, as now described in the Information Statement, the Original Hillenbrand compensation committee did not review peer group or survey data for the other named executive officers for 2007 compensation purposes, and comparisons to market medians are therefore not possible.
Elements of Executive Compensation, page 62
Annual Cash Incentives, page 62
12.	We note your response to comment 26 in our letter dated November 30, 2007. Notwithstanding the role of discretionary and subjective determinations by the

United States Securities and Exchange Commission
February 19, 2008

compensation committee in connection with determining the amounts of incentive compensation payments, please revise your disclosure to provide a quantitative discussion of the terms of the necessary company and individual performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. Also, include an example to illustrate how the process and formula you describe is used to calculate the annual cash incentives of one of your executive officers.

Response: The Registrant has revised the disclosure on pages 66 and 67 of the Information Statement to address the Staff’s comment. Specifically, the Registrant has added (i) disclosure of the target 2007 financial performance objectives for Original Hillenbrand and Batesville Casket for annual cash incentive purposes, (ii) a more detailed description of the individual performance objectives for each of the named executive officers, and (iii) an example, using Mr. Camp, of the calculation of annual cash incentives.
Process for Determining Compensation, page 59
13.	We note your response to comment 27 in our letter dated November 30, 2007. We further note that the policies applicable to your chief executive officer, Mr. Camp, in regard to annual cash incentives appear to be different than those applicable to the other Named Executive Officers. Please revise your compensation discussion and analysis disclosure to discuss in greater detail the material differences in compensation policies with respect to individual named executive officers.

Response: The Registrant has revised the disclosure on page 61 of the Information Statement to further clarify the differences in compensation policies between Mr. Camp and the other named executive officers. There have not been any material differences in compensation policies among the named executive officers other than Mr. Camp.
Courtesy packages containing copies of Amendment No. 2 to the Registration Statement, both clean and marked to show changes from Amendment No. 1, and this letter are being delivered to each member of the Staff identified in the Staff’s comment letter.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Registration Statement or the Information Statement, please contact the undersigned at 713-221-3309.

United States Securities and Exchange Commission
February 19, 2008

Very truly yours, Bracewell & Giuliani LLP
/s/ Charles H. Still, Jr.

Charles H. Still, Jr.

CHS/ms
Enclosures